Wendell M. Faria, Esq. Partner wendell.faria@dentons.com D +1 202 496 7408	Dentons US LLP 1900 K St NW Washington, DC 20006 United States dentons.com

Wendell Faria

Partner

May 29, 2025

United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.
Washington, DC 20549-3010

Re:	C1 Fund Inc. (the “Company”) Registration Statement on Form N-2/A Filed November 12, 2024, as amended on January 21, 2025, March 7, 2025 and April 25 File Nos.: 333-283139, 811-24002

Dear Ms. Varghese:

This letter contains our responses to the comments we received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 3 to the Registration Statement on Form N-2 (the “Amendment”) for C1 Fund Inc., (the “Company”), which we filed with the Commission on April 25, 2025. We received oral comments from Brian Szilagyi on May 7, 2025, and from you on May 19, 2025, and May 22, 2025. Please see below our responses. For ease of reference, we have attempted to paraphrase the comment preceding each response. Unless stated otherwise, references to a “prior comment” refer to oral comments received from the Staff in February 2025. References to “Amendment No. 4” or the “Registration Statement” refer to Amendment No. 4 to the Registration Statement filed on May 29, 2025. Page number references in our responses are to the page numbers in the clean version of Amendment No. 4, unless stated otherwise. Capitalized terms used but not defined in this letter have the meanings ascribed in Amendment No. 4.

Accounting Comments

1.	In the Shareholder Transaction Expenses Table on page 13, please disclose the Sales Load to the nearest hundredth of a percent.

Response:	We have revised the Shareholder Transaction Expenses Table to disclose that the Sales Load is 7.00% of the offering price.

2.	In the Annual Expenses Table on page 13, please disclose all fees as a percentage of net assets. We note from footnote 4 to this table that the Management Fee is 2.5% of gross assets; therefore, we think that the Management Fee as a percentage of net assets should be a different number. Please either recalculate the Management Fee as a percentage of net assets or make corresponding changes to present the information contained in this Table and elsewhere in the Registration Statement and related Agreements consistently.

Response:	The Investment Advisory and Management Agreement has been amended to provide that the Management Fee equals 2.50% of the Company’s net assets, rather than gross assets. We made revisions throughout the Registration Statement to reflect this change, including in the Glossary, the Prospectus Summary, footnote 4 to the Annual Expenses Table, the Management section, the Statement of Additional Information and the Notes to Financial Statements. We filed a copy of the Amended and Restated Investment Advisory and Management Agreement, dated as of May 27, 2025, as Exhibit 99(g) to the Registration Statement. As a result of this change, the Annual Expenses Table on page 13 will continue to show the Management Fee (as a percentage of net assets attributable to Common Shares) to be 2.50%.

3.	In footnote 4 to the Annual Expenses Table on page 13, the reference in the last sentence should be changed from “gross assets” to “net assets.”

Response:	We made this change in footnote 4 to the Annual Expenses Table.

4.	On page 14, in footnote 5 to the Annual Expenses Table, please consider revising or deleting the last sentence to clarify this disclosure.

Response:

In response to the Staff’s comment no. 25 below, we have removed the line item for “Interest Payments on Borrowed Funds” from the Annual Expenses Table and have also removed the corresponding footnote no. 5.

The language in question was also present in the Leverage section of the Summary Prospectus on page 8, which we have revised to clarify. That section now states: “Within the first 12 months following the effectiveness of this registration statement, we will not borrow money or issue debt securities or preferred shares.”

5.	If the Company makes any changes to the example expense table on page 14, such changes should be reflected in the following paragraphs.

Response:	As discussed in our response to comment number 2 above, the Investment Advisory and Management Agreement has been amended to provide for a Management Fee equal to 2.50% of the Company’s net assets, rather than gross assets. Consequently, we did not make any changes to example expenses table and the paragraphs that follow the table.

6.	Remove "Class A" from the description of the common stock in the Statement of Assets and Liabilities on page F-3.

Response:	We made this change.

7.	In Note 1 to the Financial Statements on page F-5, define the “Over-allotment Option.”

Response:	We revised Note 1 to Financial Statements to include a description of the over-allotment option. Because the over-allotment option is not discussed elsewhere in the Financial Statements or notes thereto, we decided not to include it as a defined the term in Note 1.

8.	Clarify whether the Company currently holds cash equivalents. If it does hold cash equivalents, confirm whether the auditors have verified the securities owned by actual examination or by receipt of a certificate from the custodian, and if so (by either method), re-issue the auditor's report to reflect this.

Response:	The Company currently does not hold securities or other cash equivalents. The assets listed as “Cash” in the Statement of Assets and Liabilities consist solely of cash. Note 2 to the Financial Statements has been revised to clarify this point.

9.	Delete reference to amortization in the reference to the offering costs on page F-8.

Response:	We made the requested change.

Legal Comments

10.	Given that the response to prior comment 32 states that the company isn’t aware of any BDCs whose strategy focuses on the digital asset services and technology industry, consider whether corresponding revisions to the Registration Statement are appropriate.

Response:	We have revised the Registration Statement on pages 21, 52, 60 and S-4 to clarify that the Company is not currently aware of any BDCs that invest in digital asset services and technology companies, but if the Company become aware in the future of any such BDCs, the Company may invest in them.

11.	Please disclose whether the Company intends to make offers to repurchase the Company’s shares.

Response:	The Company does not intend to make offers to repurchases its own shares and we have added a statement to this effect on pages 65 and S-14 of the Registration Statement.

12.	The definition of “digital asset services and technology companies” on the cover page does not align with the defined term in the glossary, which includes a revenue test. On the cover page, consider referencing the defined term in the glossary or revising the definition to include the revenue test so that the cover page aligns with the glossary.

Response:	On the cover page, we have removed the definition of the term “digital asset services and technology companies” and replaced it with a reference to the defined term in the glossary.

13.	The 80% policy discussed on the cover page does not directly align with the 80% policy discussed in the Investment Strategy section of the summary prospectus. Please reconcile.

Response:	We have revised the Investment Strategy section of the Summary Prospectus on page 2, as well as disclosures on pages 4, 21, 52, 54, S-3 and S-4 Registration Statement, to harmonize the description of the Company’s 80% policy. These disclosures now align with the cover page and state: “Under normal market conditions, we will invest at least 80% of our total assets in equity and equity-linked securities issued by the C1 Thirty companies.”

14.	In the third row of the table on page (ii) of the cover page, please either (1) revise to state “Proceeds, before expenses, to the Company,” or (2) add a separate row to the table showing offering expenses.

Response:	We have revised the third row of the fee table on the cover page to be “Proceeds before expenses, to the Company”

15.	The term “C1 Thirty companies” is defined slightly differently on page 2 than in the glossary. Please reconcile.

Response:	We have revised page 2 to reconcile the defined term “C1 Thirty companies”.

16.	The description of the Company’s 80% policy on page 2 differs slightly from the description on the cover page. Please reconcile.

Response:	We have revised the Registration Statement on pages 2, 4, 21, 52, 54, S-3 and S-4 to reconcile the description of the Company’s 80% policy with the description of the same on the cover page.

17.	The Registration Statement prominently features and discusses use of “private secondary marketplaces.” Given that the Investment Committee members have observed that there are opportunities to acquire more than $10 million of securities of private digital asset services and technology companies on such marketplaces each month, please supplementally explain if the Company believes that that level of liquidity will be sufficient to implement the Company’s investment strategy, including if the Company were successful in attracting significant assets.

Response:	The Company believes and expects that the level of liquidity in private secondary marketplaces will indeed be sufficient to execute its investment strategy if the Company is successful in attracting significant investments in the IPO. In confidential data shared with the Company by one alternative trading system, there was more than $14 million of closed transactions of privately held blockchain and blockchain software companies in the past 60 days on that one single ATS. The Company believes that the number represents only a fraction of the underlying opportunities that would be available to the Company because the Company believes that greater opportunities would be available to the Company if the Company is successful in attracting significant investments in the IPO. Furthermore, the Company expects that there are additional opportunities to invest in suitable private digital asset services and technology companies through other ATSs, and therefore, the Company was conservative in supplementally advising the Staff that there are opportunities to acquire more than $10 million of securities of private digital asset services and technology companies on such marketplaces each month. The Company also notes that investment opportunities through ATSs is just one of three channels of investment that the Company plans to use. As disclosed in the Registration Statement, the Company also seeks to acquire securities of suitable private digital asset services and technology companies through private offerings directly from the issuer, and though one-off private transactions with eligible securityholders. By using all three channels, the Company believes and expects that there will be sufficient investment opportunities to execute its investment strategy.

18.	The Company’s response to prior comment 10 states that the Company plans to purchase securities directly from current and former employees through “purchase agreements whereby by the Company would acquire the subject securities immediately or promptly following the execution of such purchase agreements.” Please supplementally explain and disclose (1) how the Company is defining “immediately or promptly,” (2) when the Company will make payments under these agreements, and (3) the material conditions or terms to make payment and acquire the securities.

Response:	We have expanded our disclosure in the Registration Statement relating to the Company’s plans to acquire securities directly from securityholders through purchase agreements. As disclosed on page 57 of the Registration Statement, preferred stock of private companies is typically not subject to contractual transfer restrictions, and therefore, the Company expects to make payments for and close on transactions to acquire such securities within one to two days of execution of a purchase agreement. Conversely, common stock of private companies is typically subject to contractual transfer restrictions. The Company expects to obtain the necessary prior approvals before executing a purchase agreement for such securities or will obtain a waiver from contractual restrictions on a proposed transfer. When a waiver is needed, the Company expects to obtain one within one week or two weeks following the execution of the purchase agreement. Within one or two business days of receipt of these waivers, the Company will close on the transaction to acquire the securities and make the payment for the securities. The only material conditions to making payment and acquiring the securities are (1) obtaining approvals/waivers from the issuer and rightsholders, as applicable, for the transfer of the shares to the Company upon payment and (2) execution of assignment certificates relating to the transfer of the securities.

19.	Please supplementally explain whether these purchase agreements will be for direct security interest in the private companies or if the purchase agreements will provide indirect exposure to the private companies. If they will provide indirect exposure, then please supplementally provide and disclose more detail about the indirect exposure.

Response:	We have expanded our disclosure in the Registration Statement relating to the Company’s plans to acquire securities directly from securityholders through purchase agreements. As disclosed on page 57 of the Registration Statement, upon payment of the security, the Company will hold a direct interest in the securities. The Company will not enter into derivate contracts, forward agreements or option arrangements for the purchase of the securities.

20.	Regarding these purchase agreements, the Company’s response to prior comment 10 indicates that the Company will first attempt to obtain a waiver of any transfer restriction from the issuer and if a waiver is not obtained, the Company will structure the agreement to acquire the relevant securities once the transfer restrictions lapse. Please supplementally address and disclose (1) how this will impact valuation and (2) how this will impact the Company’s ability to state that it owns the subject securities.

Response:	We have expanded our disclosure in the Registration Statement relating to the Company’s plans to acquire securities directly from securityholders through purchase agreements. As disclosed on page 57 of the Registration Statement, preferred stock of private companies is typically not subject to contractual transfer restrictions, and therefore, there is no impact to the valuation of the securities. As disclosed on page 57 of the Registration Statement, with respect to common stock, which is typically subject to transfer restrictions, we expect to either obtain prior approval for a transfer before entering into a purchase agreement or obtain a waiver of the transfer restrictions within one or two weeks of executing a purchase agreement, and accordingly the impact to the valuation of the securities is likely to be immaterial. Valuations of private companies are based primarily on milestone events, and we will seek to avoid entering into purchase agreements for securities in close proximity to planned milestone events that we have become aware of through our due diligence process. Because each purchase agreement will carry the risk of closing conditions (including the waiver of transfer restrictions) not being satisfied and the purchase agreement thereby being terminated before consummation of the transaction, we will treat securities as acquired only once they have been paid for and received subject to satisfaction of the applicable closing conditions.

21.	Even though the Company has represented that it will not use forward contracts, the Company’s response to prior comment 10 indicates that the Company may be entering into agreements for the future delivery of subject securities of private digital asset services and technology companies. Please supplementally address and disclose the following: (1) whether entering into an agreement to acquire securities once transfer restrictions lapse is a prohibited transfer, including if such issuers may take position that such an agreement is a prohibited transfer, and (2) how the Company intends to reflect these agreements for the future acquisition of subject securities in its schedule of investments.

Response:	We have expanded our disclosure in the Registration Statement relating to the Company’s plans to acquire securities directly from securityholders through purchase agreements. As disclosed on page 57 of the Registration Statement, the Company will make payment for and hold directly the securities within one or two business days (in the case of preferred stock or convertible securities that typically are not subject to contractual restrictions) or within one or two weeks (in the case of common stock that is typically subject to contractual restrictions) of entering into a purchase agreement. With respect to acquisition of common stock, as disclosed on page 57 of the Registration Statement, in the instances when the Company is not able to obtain such waivers within the time period, the purchase agreement would automatically terminate. Once the purchase agreement is terminated, we will not have an obligation to purchase the securities. In the instances when the Company is not able to obtain prior approval/waivers of contractual transfer restrictions, we may seek to enter into a subsequent purchase agreement only when the transfer restrictions lapse. Therefore, the Company does not believe that the execution of purchase agreements in this manner would be viewed by the issuer as a prohibited transfer. The Company will reflect direct ownership of these securities on its schedule of investments only after making payment and closing on the acquisition of securities, which will occur within one or two business days (in the case of preferred stock or convertible securities that typically are not subject to contractual restrictions) or within one or two weeks (in the case of common stock that is typically subject to contractual restrictions) of the execution of a purchase agreement. The Company will not enter derivative contracts, forward agreements or option arrangements for the purchase of the securities.

22.	Please provide any additional risk disclosure about the use of the purchase agreements, including about valuations, to the extent not already disclosed.

Response:	We have expanded our disclosure in the Registration Statement relating to the Company’s plans to acquire securities directly from securityholders through purchase agreements. As disclosed on page 57 of the Registration Statement, because of the prompt closing of purchase agreements within one or two business days (in the case of preferred stock or convertible securities that typically are not subject to contractual restrictions) or within one or two weeks (in the case of common stock that is typically subject to contractual restrictions), the Company does not believe there are material risks relating to changes in valuation through the use of purchase agreements to acquire the subject securities. The execution of a purchase agreement is subject to the risk that a securityholder is unwilling to perform required contractual obligations, such as execution of assignment certificates relating to the transfer of the securities. In such instances, we may seek to terminate the purchase agreement or seek damages against the securityholder. If the conditions precedent to closing are not satisfied by the securityholder, the purchase agreements will automatically terminate and the Company will have no further obligations thereunder.

23.	Please supplementally explain whether the Company will be treating the purchase agreements as unfunded commitments under Rule 18f-4 under the Investment Company Act of 1940 (the “Investment Company Act”). If so, please supplementally explain the basis for the Company to form a reasonable belief that it will have sufficient cash and cash equivalents to meet its obligations under Rule 18f-4(e)(1).

Response:	Because the Company expects to close on purchase agreements promptly after execution (within one or two business days (in the case of preferred stock or convertible securities that typically are not subject to contractual restrictions) or within one or two weeks (in the case of common stock that is typically subject to contractual restrictions), the Company has a reasonable belief that it will have sufficient cash and cash equivalents to meet its obligations under Rule 18f-4(e)(1).

24.	Please state in a narrative following the Annual Expenses Table on page 13 that other expenses are based on estimated amounts for the current fiscal year.

Response:	We have revised footnote 5 to the Annual Expenses Table to disclose that Other Expenses are based on estimated amounts for the current fiscal year.

25.	Considering the Company does not intend to borrow funds within the first 12 months following effectiveness of the Registration Statement, consider whether a line item regarding interest payments on borrowed funds is necessary in the Annual Expenses Table.

Response:	We have removed the line item for “Interest Payments on Borrowed Funds” from the Annual Expenses Table on page 13. We have removed the corresponding footnote no. 5 on page 14 as well.

26.	On page 21 under Concentration of Investments, please reconcile the description of the Company’s 80% policy against the description of the same elsewhere in the Registration Statement.

Response:	We have revised the Registration Statement on pages 2, 4, 21, 52, 54, S-3 and S-4 to harmonize the description of the Company’s 80% policy.

27.	On page 22, under the risk factor captioned “Risk associated with investments in private companies,” consider whether the description of the registration of secondary marketplaces was intended to be placed here.

Response:	We have replaced the language in question so that the introductory sentence of this risk factor now states: “We will invest principally in private digital asset services and technology companies that have limited resources and operating histories. Such investments involve a number of significant risks, including the following: …”

28.	The Company’s response to prior comment no. 90 in the response letter from the Company’s outside counsel to SEC staff dated January 25, 2025, stated that Dr. Kidwai is an affiliated person of Forge Global Holdings Inc., parent of Forge Securities LLC. Please explain the basis for this statement.

Response:	Dr. Kidwai had an advisory relationship with a predecessor entity of Forge Global Holdings Inc, and that advisory role ended in 2019. We reviewed the nature of this advisory relationship, especially in light that this relationship ended more than five years ago. We now re-affirm to the Staff that Dr. Kidwai currently owns 0.24% of Forge Global Holdings Inc, has no other affiliation with Forge Global Holdings Inc and is not an affiliate of Forge Global Holdings Inc.

29.	On page 52, in the section captioned Investment Objective and Investment Strategy, please consider whether the definition of “private digital asset and services” aligns with the use of that term elsewhere in the prospectus.

Response:	We note that pages 52 and S-4 of Amendment No. 3 stated that the C1 Thirty companies may include “companies that were C1 Thirty companies when we first invested in them but which we have continued to hold after they conducted an initial public offering.” This language is accurate. Nonetheless, to harmonize the discussion of the C1 Thirty companies throughout the Registration Statement, we have added similar language to the definition of the “C1 Thirty” in the glossary.

30.	On page 52, in the section captioned Investment Objective and Investment Strategy, please reconcile the description of the Company’s 80% policy with the descriptions of the Company’s 80% policy elsewhere in the Registration Statement.

Response:	We have revised the Registration Statement on pages 2, 4, 21, 52, 54, S-3 and S-4 to harmonize the description of the Company’s 80% policy.

31.	On page S-3, please reconcile the description of the Company’s 80% policy with other instances in the Registration Statement where the Company’s 80% policy is discussed.

Response:	We have revised the Registration Statement on pages 2, 4, 21, 52, 54, S-3 and S-4 to harmonize the description of the Company’s 80% policy.

Trading and Markets

32.	On page 4, under the heading “Purchases on private securities marketplaces, please clarify the disclosure to explain whether NASDAQ Private Markets LLC is a registered broker-dealer which operates as an ATS.

Response:	We have revised this section to clarify that NPM Securities, LLC, is a registered broker-dealer, ATS, member of FINRA/SIPC and a wholly owned subsidiary of NASDAQ Private Markets, LLC.

33.	Response to prior comment 21 states that the Investment Committee members have observed that there is about $10 million worth of securities of private digital asset companies traded on such ATSs each month. Please supplementally explain how the Investment Committee determined that the trading volume consisted entirely of privately offered securities and the basis for that conclusion.

Response:

Our response to prior comment number 21 stated that there is typically opportunities to acquire more than $10 million worth of securities of private digital asset services and technology companies on such ATSs each month. This is supported by data that the Investment Committee has access to. For example, in confidential data shared with the Company by one alternative trading system, there was more than $14 million of closed transactions of privately held blockchain and blockchain software companies in the past 60 days on that one single alternative trading system. The Company believes that the number represents only a fraction of the underlying opportunities that would be available to the Company because the Company believes that greater opportunities would be available to the Company if the Company is successful in attracting significant investments in the IPO. Furthermore, the Company expects that there are additional opportunities to invest in suitable private digital asset services and technology companies through other alternative trading systems, and therefore, the Company was conservative in supplementally advising the Staff that there are opportunities to acquire more than $10 million of securities of private digital asset services and technology companies on such marketplaces each month.

The Company believes that the vast majority of securities traded on ATSs are that of privately offered securities because the Company believes, and anecdotally supported by the Investment Committee's experience, that securities of publicly listed companies are traded on national securities exchanges, which provides holders of such securities better liquidity, less volatility, faster settlement, and less transaction costs. For these reasons, the Company believes that the vast majority of securities transactions on ATSs are securities transactions of private companies.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (202) 496-7408 or wendell.faria@dentons.com, or Brian Lee at (212) 768-6926 or brian.lee@dentons.com.

Very truly yours,

/s/ Wendell M. Faria
Wendell M. Faria, Esq.
Partner